Exhibit 2.1

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE ASSET PURCHASE AGREEMENT, dated as of March 19, 2026 (this “Amendment”), is made and entered into by and between Del Monte Fresh Produce Company, a Delaware corporation (“Buyer”), and Del Monte Foods Holdings Limited, a company incorporated in the British Virgin Islands (“Seller Parent”). Capitalized terms that are not defined in this Amendment shall have the meanings ascribed thereto in the Agreement (as defined below).

RECITALS:

WHEREAS, Buyer and Seller Parent, together with the other parties signatory thereto, are parties to that certain Asset Purchase Agreement, dated as of February 6, 2026 (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time, the “Agreement”); and

WHEREAS, pursuant to Section 11.02 of the Agreement, Buyer and Seller Parent (on behalf of itself and each Seller) have agreed to enter into this Amendment to amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, and subject to the terms and conditions hereof, the parties agree as follows:

SECTION 1. Contract Schedule. Buyer and Seller Parent each hereby acknowledge and agree that attached hereto as Schedule 1 is a list of all Purchased Contracts, Purchased IP License Agreements and the Rochelle CBA (the “Purchased Contract Schedule”). With respect to each Contract included on the Purchased Contract Schedule, unless otherwise agreed by Sellers, Buyer shall pay or cause to be paid all Cure Costs associated with such Contract. Notwithstanding anything to the contrary set forth in the Agreement, following the date hereof, in no event shall Buyer list, designate or treat any Contracts as Later Included Contracts or Later Excluded Contracts, or otherwise amend the Purchased Contract Schedule, in each case without the prior written consent of Seller Parent, which Seller Parent may grant, withhold or condition in its sole and absolute discretion.

SECTION 2. Employee Schedule. Buyer and Seller Parent each hereby acknowledge and agree that attached hereto as Schedule 2 is the list of Offered Employees delivered by Buyer to Sellers pursuant to Section 7.05(a) of the Agreement (the “Offered Employee Schedule”). Notwithstanding anything to the contrary set forth in the Agreement, from the date hereof through the Closing Buyer shall not materially amend the Offered Employee Schedule without the prior written consent of Seller Parent (which may not be unreasonably denied or delayed).

SECTION 3. Walnut Creek Assets. Buyer and Seller Parent hereby acknowledge and agree that all of the furniture, fixtures, equipment and other tangible assets located at 205 North Wiget Lane, Walnut Creek, California 94598 (the “Walnut Creek Location”) and set forth on Schedule 3 attached hereto shall constitute Purchased Assets under the Agreement (the “Walnut Creek Assets”), in each case without any further additional consideration owing to Sellers; provided, however, that Buyer shall be solely responsible for any and all costs and expenses related to the removal and transportation of the Walnut Creek Assets from the Walnut Creek Location, including any damage to the Walnut Creek Location caused by the removal of the Walnut Creek Assets. Beginning on the date hereof and ending on the last day of the calendar month in which the Closing occurs, Sellers shall provide Buyer and its representatives with reasonable access to the Walnut Creek Location, in a manner that does not unreasonably interfere with Sellers’ operations, to facilitate Buyer’s removal of the Walnut Creek Assets; provided, however, that in no event shall Buyer remove, transfer or cause the removal of any Walnut Creek Assets from the Walnut Creek Location until after the Closing.

SECTION 4. Somerset Lease Amendment. Buyer and Seller Parent hereby acknowledge that Del Monte Foods Corporation II Inc., as successor to Del Monte Foods, Inc. (“DMFC II”), at the request of Buyer, has entered into that certain First Amendment to the Master Lease Agreement with Somerset Capital Group, LTD. (“Somerset”), dated as of March 18, 2026, which amends that certain Master Lease Agreement, dated as of March 15, 2016 by and between DMFC II and Somerset (the “Amended Somerset Lease”) pursuant to which, among other things, DMFC II has agreed to amend the Equipment Schedules and return the Returned Equipment (each as defined in the Amended Somerset Lease). Notwithstanding anything to the contrary set forth in the Agreement or the Amended Somerset Lease, Buyer and Seller Parent hereby agree that Buyer shall be solely responsible for any and all costs, expenses and fees incurred by any Seller, arising out of or related to the Amended Somerset Lease, including any costs, expenses, fees or other liabilities incurred by any Seller in connection with the Sellers’ return or relocation of the Returned Equipment (including, any damage to any equipment incurred in connection therewith). In addition to any other rights or remedies available at law or in equity, Buyer shall be liable to and indemnify, defend and hold harmless each Seller from and against any and all claims, costs, charges, penalties, demands, liabilities, damages, judgements or fines of whatever nature, incurred by any Seller, arising out of or related to the Somerset Lease Amendment.

SECTION 5. Data and Systems Matters.

(a) Booz Allen Hamilton Inc., a cybersecurity consulting firm engaged by counsel on behalf of the Sellers to perform an independent forensic investigation of an Incident (as defined therein), has prepared a Privileged and Confidential Incident Memorandum, dated March 10, 2026, that has been provided to Buyer pursuant to a Common Interest Agreement, dated March 6, 2026, by and between Del Monte Fresh Produce Inc. and DMFC II, with respect to an Incident to assist with counsel’s provision of legal advice to the Sellers relating thereto. Seller Parent and Sellers each acknowledge and agree that Sellers, not Buyer, are responsible for costs associated with complying with any and all requirements under applicable data breach statutes arising out of or related to the Incident, including, but not limited to, providing notice to individuals whose Personal Information (as defined by applicable Law) and/or entities whose confidential information (as defined by applicable contract) may have been disclosed as a result of the Incident, issuing notice to applicable regulatory authorities, the provision of credit monitoring and identity theft protection for applicable impacted individuals as required by data breach statutes and addressing any and all claims by third parties or any regulatory bodies as a result of the Incident or investigation by law-enforcement agencies or regulatory bodies (any such requirements under applicable Law, the “Compliance Requirements”).

(b) Following the Closing, and until the completion of the Wind-Down of all Sellers, Buyer shall provide to Sellers and their respective Affiliates and representatives (after reasonable advance notice and without unreasonable interference with the conduct of the Business) reasonable access to, including the right to make copies of, all Software, Systems, data and other books and records included in and otherwise related to the Purchased Assets or the Business, and, to Buyer’s and its Affiliates personnel, in each case solely to the extent relating to the Incident and Sellers’ performance of the Compliance Requirements. Buyer shall use commercially reasonable efforts to maintain any data impacted or otherwise affected by the Incident to enable Sellers’ performance of the Compliance Requirements, and shall otherwise retain and preserve any data subject to the Constangy, Brooks, Smith & Prophete, LLP Document Preservation Notice in accordance with the terms of such notice. Seller Parent, on behalf of Sellers, acknowledges and agrees that, subject to Buyer’s compliance with the covenants and agreements set forth in this clause (b) Liabilities arising in connection with the Incident are considered Excluded Liabilities under the Agreement.

(c) Buyer and Seller Parent have agreed that Seller shall extend the SentinelOne platform, with any costs associated with such extension to be borne by Buyer and paid by Buyer at the Closing.

SECTION 6. Other Amendments.

(a) Section 2.01(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) other than an Excluded Asset, all tangible assets Primarily related to the Business, including machinery, equipment, computers, information management systems (including software and hardware related thereto), telephone systems, supplies and other tangible personal property owned by any Seller, and any personal property of a Seller, in each case, located at any Leased Real Property set forth on Schedule 4 attached to the Amendment (the “Purchased Leased Real Property”) or any Purchased Owned Real Property, any other tangible assets on order to be delivered to any Seller at any Purchased Owned Real Property or any Purchased Leased Real Property and the assets set forth on Schedule 2.01(c) (collectively, the “Purchased Tangible Assets”);”

(b) Section 2.03 of the Agreement shall be and is hereby amended to add the following language at the end of such section:

“For the avoidance of doubt, the Excluded Assets shall include all (1) Tax refunds, rebates or repayments relating to or associated with the payment by or on behalf of Sellers of U.S. tariffs paid prior to the Closing on all inventory (including Inventory) (which for the avoidance of doubt does not include any Tax refunds, rebates or repayments relating to or associated with the payment of tariffs by any of the Purchased Entities) and (2) Tax refunds and net operating losses of any of the Purchased Entities which shall be used to offset any Pre-Closing Tax Period Tax liabilities.”

(c) Section 2.06 of the Agreement is hereby amended and restated in its entirety as follows:

On the terms and subject to the conditions contained herein, the aggregate consideration for the Purchased Assets (the “Purchase Price”) shall consist of (a) an amount in cash equal to the sum of (i) $285,000,000, plus (ii) Closing Restricted Cash, plus (iii) the Wind-Down Amount, less (iv) the Severance Escrow remitted to the Escrow Agent in accordance with Section 9 of the Amendment, less (v) the Tax Escrow remitted to the Escrow Agent in accordance with Section 9 of the Amendment and (b) the assumption of the Assumed Liabilities.

(d) The preamble to Section 2.08 of the Agreement shall be and is hereby amended and restated in its entirety as follows:

“The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place via the exchange of documents by mail or electronic delivery services on the later of (1) unless waived by Seller Parent in its sole discretion, March 19, 2026, and (2) the date that is two (2) Business Days following the date on which all of the conditions set forth in Article 8 have been satisfied (or waived) and delivery by Sellers of an Updated Management Inventory Report (any such Updated Management Inventory Report may, at Sellers’ discretion be delivered in accordance with or more frequently than as required by Section 5.03), or at such other time or place as Buyer and Seller Parent may agree in writing. At the Closing:”

(e) A new Section 6.05 shall be added to the Agreement that reads as follows:

“Section 6.05. Capital Expenditure Initiatives. Buyer and Seller Parent hereby acknowledge and agree that Buyer has requested, directed or otherwise authorized Sellers to initiate and undertake certain capital expenditure initiatives, including those set forth on Schedule 5 attached to the Amendment (the “Capital Expenditure Initiatives”). Buyer agrees that all costs, fees, expenses, commitments and other Liabilities arising from or related to the Capital Expenditure Initiatives (the “Cap Ex Costs”) shall be borne solely by Buyer. To the extent Sellers or any of their Affiliates has paid any Cap Ex Costs prior to the Closing (or the termination of this Agreement, as applicable), Buyer shall reimburse Sellers for such amount at the Closing or upon such termination, as applicable. To the extent that Sellers or any of their Affiliates has incurred or become liable for any Cap Ex Costs prior to the Closing (or the termination of this Agreement, as applicable), Buyer shall assume such obligations and such unpaid Cap Ex Costs shall be Assumed Liabilities. For the avoidance of doubt, Sellers shall have no obligation to pay or incur any Cap Ex Costs following the Closing or the termination of this Agreement. In addition to any other rights or remedies available at law or in equity, Buyer shall be liable to and indemnify, defend and hold harmless each Seller from and against any and all claims, costs, charges, penalties, demands, liabilities, damages, judgements or fines of whatever nature, incurred by any Seller, arising out of or related to the Capital Expenditure Initiatives, including, but not limited to, the Cap Ex Costs and any injury or property damage arising from or related to any Capital Expenditure Initiatives. Notwithstanding anything set forth in this Agreement to the contrary, Buyer’s reimbursement and indemnification obligations under this Section 6.05 shall survive any termination of this Agreement and be in addition to any retention of the Deposit by Sellers.”

(f) Section 7.05(a) of the Agreement shall be and hereby is amended to add the following language immediately prior to the last sentence of such paragraph:

“In addition, Buyer, at Buyer’s sole cost, shall, or shall cause a Buyer Designee or an Affiliate to take, or cause to be taken, any and all steps to ensure that each Transferred Employee is eligible to enroll in any health, dental, vision and other welfare benefits effective not later than the first day of the month immediately following such Transferred Employee’s first date of hire with Buyer or one of its Affiliates. In furtherance of the foregoing, by way of illustration, only, and not by way of limitation, to the extent necessary, Buyer shall, or shall cause a Buyer Designee or Affiliate to amend each such plan, policy, arrangement and/or its related contract to waive or eliminate any enrollment limitation due to pre-existing conditions and/or waiting periods, and/or requirements to show evidence of good health. Buyer further agrees that it shall, or shall cause a Buyer Designee or Affiliate, to use commercially reasonable efforts to cause any expenses incurred by a Transferred Employee and his or her covered dependents to be taken into account under a group health plan sponsored by Buyer, Buyer Designee or one of its Affiliates (“Buyer Health Plan”) for purposes of satisfying all deductible payments, co-payments, co-insurance and maximum out of pocket requirements applicable to such Transferred Employee (and his or her covered dependents) under the Buyer Health Plan as if such amounts had been paid in accordance with such Buyer Health Plan.. For purposes of determining eligibility and the level of vacation, paid time off, PTO or similar benefits under each such plan of Buyer or its Affiliates, each Transferred Employee shall receive service credit for service with the Seller and its Affiliates.”

(g) Section 7.05(b) of the Agreement shall be and is hereby amended and restated in its entirety as follows:

“(b) Buyer, at Buyer’s sole cost, shall or shall cause Buyer Designee or one of their Affiliates to designate a tax-qualified 401(k) plan (“Buyer Saver Plan”) that will accept rollovers from Transferred Employees of their accounts (including any notes representing outstanding plan loans) from any tax-qualified defined contribution plans sponsored by Sellers (“Sellers Savings Plans”) and Buyer further agrees that it shall take, or cause be taken, any and all steps to facilitate such rollovers from the Sellers Savings Plans to the Buyer Saver Plan (including any amendments to the Buyer Saver Plan), regardless of whether a Transferred Employee is eligible upon becoming a Transferred Employee, or will become eligible thereafter, to enroll in and make contributions to the Buyer Saver Plan. Furthermore, all references in the Agreement to “Seller Spin-Off Saver Plan,” “Buyer Spin-Off Saver Plan” and “Seller Saver Plan Accounts” shall be and hereby are deleted and / or deemed no longer applicable or relevant and any remaining reference in the Agreement to “Saver Plan” shall be replaced with the term “Sellers Savings Plans”.”

(h) Section 7.05(d) of the Agreement shall be redesignated as 7.05(e) and a new Section 7.05(d) shall be added to read in its entirety as follows:

“(d) (i) Attached hereto as Schedule 6 is a list of Transferred Employees who Buyer has identified as intended to continue employment with Buyer (or a Buyer Designee) for a period of not more than twelve (12) months from the Closing Date (each such Transferred Employee, a “Transition Employee”). For each Transition Employee who is terminated from employment with Buyer (or, as applicable, a Buyer Designee) by Buyer (or Buyer Designee, as applicable), other than for a material violation of Buyer’s (or, as applicable, Buyer Designee’s or Affiliate’s) rules, policies, guidelines or standards of conduct, within the twelve (12) month period commencing with the Closing Date, Buyer shall pay, or cause to be paid, to each such Transition Employee “Basic Severance Benefits” and, subject to a release of claims from the Transition Employee in a form provided by Buyer (or, as applicable, Buyer Designee) that complies with applicable Law, “Extended Severance Benefits” in each case as defined and calculated in accordance with the formulas set forth in the Seller Severance Plan attached hereto as Schedule 7 that such Transition Employee was covered by immediately prior to the Closing Date. For the avoidance of doubt and in furtherance of the foregoing, the amount of severance benefits that may become payable to each Transition Employee, shall be (i) calculated by Sellers and provided in a schedule to Buyer, (ii) payable without regard to the eligibility provisions contained in the applicable Seller Severance Plan and (iii) calculated based upon the Transition Employee’s (x) Years of Service with Seller and its Affiliates immediately prior to the Closing Date and (y) Base Pay and Level with Seller as of the Closing Date, each as defined in the applicable Seller Severance Plan. The severance paid by Buyer (or a Buyer Designee) to a Transition Employee in accordance with and pursuant to this Section 7.05(d)(i) shall be reimbursed by Sellers from the Severance Escrow (defined below). Sellers’ maximum obligation to reimburse Buyer for severance pursuant to this Section 7.0(d)(i) shall be the amount of the Severance Escrow. For purposes of this Section 7.05(d), “Seller Severance Plan” means the Del Monte Foods Corporation II Inc. Amended and Restated Severance Benefit Program for Salaried Employees (as Amended and Restated as of May 1, 2025) or the Del Monte Foods Corporation II Inc. Amended and Restated Severance Benefit Program for Hourly Employees (as Amended and Restated as of May 1, 2025).

(ii) Notwithstanding anything in this Agreement to the contrary, for Transferred Employees (other than those who are Transition Employees) who are terminated from employment with Buyer (or, as applicable, a Buyer Designee) within the twelve (12) month period commencing with the Transferred Employee’s first day of employment with Buyer (or, as applicable, Buyer Designee), Buyer shall pay and provide such Transferred Employee with severance pay equal to (i) two weeks of base salary for any Transferred Employee who is hourly and non-union (i.e., as of the Closing, is an hourly employee and is not represented by a labor union) and (ii) thirteen weeks of base salary for any other Transferred Employee, plus in each case, any other severance related benefits (excluding severance pay) as provided under Buyer’s severance plan for similarly situated employees of the Buyer. Any Transferred Employee terminated by Buyer after the first anniversary of such Transferred Employee’s first day of employment with Buyer (or, as applicable, Buyer Designee) will be subject to any Buyer severance plan which is applicable to any similarly situated employee on the date of termination taking into consideration the Transferred Employee’s tenure with Buyer only.”

SECTION 7. Escrow Amounts; Escrow Agreement. Buyer and Seller Parent hereby acknowledge and agree that on or prior to Closing, Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent, directing the Escrow Agent to release to Sellers an amount equal to (i) the Deposit, plus (ii) the Escrow Earnings, minus (iii) $1,586,895.38 (the “Severance Escrow”), minus (iv) $1,975,000 (the “Tax Escrow”). Following the Closing, Buyer and Seller Parent shall cooperate in good faith to amend or amend and restate the Escrow Agreement (or enter into a new escrow agreement) that will govern the terms of the Severance Escrow and the Tax Escrow.

SECTION 8. Severance Escrow. With respect to each Transition Employee that is entitled to Basic Severance Benefits or Extended Severance Benefits in accordance with Section 7.05(d)(i), Buyer shall provide Sellers with the name of the Transition Employee, if a release agreement has been entered into, a copy of such release agreement, the amount of the gross severance payment (which shall include Medicare and FICA amounts payable by the Buyer) and evidence of the severance payment made by Buyer (or a Buyer Designee) to such Transition Employee as reflected in either a copy of such Transition Employee’s paystub reflecting the issuance of a check or evidence of an ACH deposit made to such Transition Employee, with such information, documentation and evidence to be delivered to Seller Parent within five (5) Business Days after the calendar month in which the severance payment was made. Buyer shall provide Sellers with any additional information and backup reasonably requested by Sellers within fifteen (15) Business Days to support the severance payment made by Buyer and shall work in good faith with Sellers to resolve any disagreements Seller may have to the severance calculation. Promptly, and in any event within five (5) Business Days following the earlier of (a) the twelve (12) month anniversary of the Closing Date or (b) the date on which all Transition Employees are either no longer employed by or for the benefit of Buyer or are no longer Transition Employees, Buyer and Seller shall deliver to the Escrow Agent a Joint Release Instruction directing the Escrow Agent as follows: (a) in the event the aggregate severance payments made by Buyer (or a Buyer Designee) to Transition Employees in accordance with Section 7.05(d)(i) of the Agreement (the “Buyer Paid Severance”) exceed the amount of the Severance Escrow, Buyer and Seller shall direct the Escrow Agent to release the Severance Escrow in full to Buyer and (b) in the event the Buyer Paid Severance does not exceed the amount of the Severance Escrow, Buyer and Seller shall direct the Escrow Agent to release an amount equal to the Buyer Paid Severance to Buyer and the remaining portion of the Severance Escrow to Seller Parent on behalf of Sellers. In no event shall Sellers have any Liability in connection with the severance paid or payable to the Transition Employees in excess of the Severance Escrow.

SECTION 9. Tax Escrow Amount. For purposes of this Agreement and the Escrow Agreement, Buyer and Seller Parent acknowledge that the Escrow Agent shall hold the Tax Escrow as a single deposit in a single escrow account, but that the Tax Escrow will be allocated as follows:

(i)	$446,000 shall be the “Venezuela Tax Escrow Amount”;

(ii)	$151,000 shall be the “Colombia Gift Tax Escrow Amount”;

(iii)	$8,000 shall be the “Colombia Registration Tax Escrow Amount”;

(iv)	$110,000 shall be the “Ecuador Tax Escrow Amount”;

(v)	$900,000 shall be the “Mexico Profit Sharing Escrow Amount”; and

(vi)	$360,000 shall be the “Peru Tax Escrow Amount”.

(a) Venezuela. From and after Closing, Buyer and Sellers shall use their commercially reasonable efforts to cause the preparation of the 2025 audited financial statements for Del Monte Andina C.A. (“DM Venezuela”) adjusted for inflation (using DPC10) (the “VZ Audited Financial Statements”). Upon the earlier of (i) the receipt by DM Venezuela of the VZ Audited Financial Statements or (ii) a meeting of the DM Venezuela shareholders certifying DM Venezuela’s unaudited 2025 financial statements (the “VZ Certified Financial Statements”) then (1) to the extent that the accumulated losses reflected in the VZ Audited Financial Statements or the VZ Certified Financial Statements, as applicable, exceed the then outstanding principal balance of an intercompany payable due to DMFC2 subsequent to the Intercompany Transfers set forth in Schedule 8 below, the entire amount of the Venezuela Tax Escrow Amount is released to Seller Parent on behalf of Sellers, or (2) to the extent that the accumulated losses reflected in the VZ Audited Financial Statements or the VZ Certified Financial Statements, as applicable, are less than the then outstanding principal balance of an intercompany payable due to DMFC2 subsequent to the Intercompany Transfers set forth in Schedule 8 below (the “VZ Tax Loss Shortage”), then five percent (5%) of the amount of the VZ Tax Loss Shortage (the “VZ Tax Payment”) shall be delivered, on behalf of the Sellers, to the Venezuelan tax authorities for payment of the tax on registration as determined by the Mercantile Registration of Maracay in connection with the contribution by DMFC II to DM Venezuela of intercompany receivables owed by DM Venezuela (the “VZ Contribution”) and the remainder is released to Seller Parent on behalf of Sellers. Within five (5) Business Days of (i) the receipt by DM Venezuela of the VZ Audited Financial Statements or (ii) the meeting of the DM Venezuela shareholders whereby the VZ Certified Financial Statements were certified, as applicable, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Venezuela Tax Escrow Amount in accordance with the foregoing sentence. Notwithstanding the foregoing, in the event the VZ Audited Financial Statements or approval of the VZ Certified Financial Statements not been completed within one (1) year of the Closing (the “Determination Period”), then within two (2) Business Days following the expiration of the Determination Period, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release

Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Venezuela Tax Escrow to Buyer. In no event shall Sellers have any Liability in connection with the VZ Contribution in excess of the Venezuela Tax Escrow. Upon the release of the Venezuela Tax Escrow Amount, the Colombia Gift Tax Escrow Amount, the Colombia Registration Tax Escrow Amount and the Ecuador Tax Escrow Amount in accordance with this Section 9(a), Section 9(b), Section 9(c) and Section 9(d), Sellers’ Liability to Buyer with respect to the Venezuela Tax shall terminate.

(b) Colombia. DM Venezuela intends to sell to DMFC II an intercompany receivable (the “VZ-CO Receivable”) owed by DM Venezuela to Del Monte Colombiana S.A. (“DM Colombia” and such sale, the “VZ-CO Receivable Sale”). From and after Closing, Sellers shall use their commercially reasonable efforts to cause the preparation of a valuation (the “Valuation”) of the VZ-CO Receivable that supports a fair market value of the VZ-CO Receivable to be used as the sale price in the VZ-CO Receivable Sale. If the Valuation is equal to or less than the sales price used in the VZ-CO Receivable Sale, then the full amount of the Colombia Gift Tax Escrow Amount shall be released to Seller Parent on behalf of Sellers (the portion of which is equal to the amount as set forth in the Valuation to be treated as an adjustment to the purchase price of such entity). If the Valuation reflects a fair market value in excess of the sales price used in the VZ-CO Receivable Sale (such excess, the “Excess VZ-CO FMV”), then (i) fifteen percent the amount of the Excess VZ-CO FMV shall be released to Buyer and Buyer shall remit such amount on behalf of the Sellers to the Colombian tax authorities in payment of the gift and/or capital gains tax incurred in connection with the VZ-CO Receivable Sale and (ii) the remainder of the Colombia Gift Tax Escrow Amount shall be released to Seller Parent on behalf of Seller. Within five (5) Business Days of the Sellers’ delivery of the Valuation to the Buyer, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent directing the Escrow Agent to release the Colombia Gift Tax Escrow Amount in accordance with the foregoing two sentences. In the event a Valuation is not obtained within ninety (90) days of the Closing (the “Valuation Period”), then within two (2) Business Days following the expiration of the Valuation Period, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Colombia Gift Tax Escrow Amount to the Buyer and Buyer shall obtain a valuation of the VZ-CO Receivable and remit on behalf of the Sellers to the Colombian tax authorities in payment of the gift and/or capital gains tax incurred in connection with the VZ-CO Receivable Sale. In no event shall Sellers have any Liability in connection with the VZ-CO Receivable Sale in excess of the Colombia Gift Tax Escrow Amount.

(c) Colombia Registration. Upon the contribution by DMFC II to DM Colombia of the $[1,152,000] intercompany receivable owed by DM Colombia to DMFC II (the “Contribution”), the Colombia Registration Tax Escrow shall be released to Buyer. Within two (2) Business Days of the Contribution, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Colombia Registration Tax Escrow Amount to Buyer and Buyer shall remit such amount to the Colombian tax authorities on behalf of DM Colombia in payment of the registration tax incurred in connection with the Contribution. In no event shall Sellers have any Liability in connection with the Contribution in excess of the Colombia Registration Tax Escrow Amount.

(d) Ecuador. Upon delivery of documentation to the Buyer confirming that Del Monte Ecuador DME C.A. (“DM Ecuador”) has distributed to DMFC II the $[2,198,000] intercompany receivable owed by DM Venezuela to DM Ecuador in partial repayment of the intercompany receivable owed by DM Ecuador to DMFC II (the “Distribution”), the Ecuador Tax Escrow Amount shall be released to Buyer. Within two (2) Business Days of the Distribution, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Ecuador Tax Escrow Amount to Buyer and Buyer shall remit such amount to the Ecuadorian tax authorities on behalf of DM Ecuador in payment of the remittance tax incurred in connection with the Distribution. In no event shall Sellers have any Liability in connection with the Distribution in excess of the Ecuador Tax Escrow Amount.

(e) Mexico Profit Sharing. Seller acknowledges that they have an obligation under the Agreement to cancel or contribute or assign to Buyer, or cause to be cancelled or contributed or assigned to Buyer, the intercompany payable of $[9,000,000] owed by Industrias Citricolas de Montemorelos, S.A. de C.V. (“ICMOSA”) to Del Monte Philippines, Inc. (“DM Philippines” and such payable, the “ICMOSA Payable”). Sellers agree that prior to ninety (90) days after the Closing (the “ICMOSA Deadline”) the ICMOSA Payable will be canceled or transferred to Buyer or a Buyer Designee without cost to the Buyer or any Transferred Entity (the “ICMOSA Payable Settlement”). To the extent that ICMOSA Payable Settlement does not result in any income in ICMOSA, then the full Mexico Profit Sharing Escrow Amount shall be released to Sellers. To the extent that the ICMOSA Payable Settlement results in any income in ICMOSA, then (1) an amount equal to ten percent (10%) of such income up to the Mexico Profit Sharing Escrow Amount shall be released to Buyer for further payment to the Employee Participation in Company Profits (Participación de los Trabajadores en las Utilidades de la Empresa) (the “PTU”) and (2) the remainder shall be released to the Sellers. Within two (2) Business Days of the ICMOSA Payable Settlement, (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Mexico Profit Sharing Escrow Amount in accordance with the preceding two sentences. If the ICMOSA Payable Settlement has not occurred prior to the ICMOSA Deadline, then (i) Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent or (ii) if either Buyer or Seller Parent does not execute such Joint Release Instruction within twenty (20) Business Days of written request by the other, then such party who did not fail to execute such Joint Release Instruction shall be authorized to deliver a Release Instruction to the Escrow Agent, in each case, directing the Escrow Agent to release the Mexico Profit Sharing Escrow Amount to Buyer for further payment to the PTU. In no event shall the Sellers have any Liability in connection with the ICMOSA Payable in excess of the Mexico Profit Sharing Escrow. Upon the release of the Mexico Profit Sharing Escrow Amount in accordance with this Section 9(e), Sellers’ Liability to Buyer with respect to the ICMOSA Payable shall terminate.

(f) Peru. Buyer and Sellers shall reasonably cooperate to acquire a “Recovery of Invested Capital Certificate” (the “Certificate”) from the Peruvian tax authority (SUNAT) to determine DMFC II’s tax basis in its shares of Del Monte Peru S.A.C. (“DM Peru”) prior to the sale of DM Peru equity by DMFC II (the “Peru Equity Sale”). Upon receipt of the Certificate confirming DMFC II’s tax basis in its shares of DM Peru (the “Basis”), an amount equal to thirty percent (30%) of such Basis shall be released from the Peru Tax Escrow to Sellers (the “Peru Release Amount”). Within two (2) Business Days of the receipt of the Certificate, Buyer and Seller Parent shall deliver a Joint Release Instruction to the Escrow Agent directing the Escrow Agent to release the Peru Release Amount to Seller Parent on behalf of the Sellers. To the extent there is an amount remaining in the Peru Tax Escrow following the release of the Peru Release Amount, Buyer and Seller Parent shall direct the Escrow Agent to release such amount to the Buyer and Buyer shall remit such amount as required to the Peruvian tax authorities for payment of the capital gains tax incurred as a result of the Peru Equity Sale. In no event shall the Sellers have any Liability in connection with the Peru Equity Sale capital gains tax in excess of the Peru Tax Escrow. Upon the release of the Peru Tax Escrow in accordance with this Section 9(f), Sellers’ Liability to Buyer with respect to the Peru Equity Sale capital gains tax shall terminate.

SECTION 10. ICMOSA Tax Return. Buyer shall prepare the ICMOSA 2025 Tax Return in compliance with all applicable Laws and shall use reasonable best efforts to file such returns prior to April 30, 2026. Buyer shall provide Sellers the ability and reasonable time to review and comment upon the 2025 ICMOSA Tax Return prior to filing and take into consideration any comments from Sellers in good faith. To the extent that ICMOSA does not have sufficient losses tax loss carry forwards and any other tax assets that relate to the pre-Closing period that can be used to absorb the income generated in Mexico by the ICMOSA Payable Settlement, then the Sellers agree to reimburse Buyer for any incremental taxes incurred by ICMOSA as a result of the ICMOSA Payable Settlement.

SECTION 11. Certain Purchased Entities. Notwithstanding anything set forth in the Agreement to the contrary, Buyer and Seller Parent acknowledge and agree that DM Venezuela, DM Colombia, Del Monte Peru S.A.C., Del Monte Ecuador DME C.A. and Del Monte Argentina S.A. (the “Later Transferred Entities”) shall not be sold, transferred, assigned, conveyed and delivered by Sellers to Buyer at the Closing, but shall from and after the Closing be treated pursuant to Section 2.05(c) of the Agreement. Sellers shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer each Later Transferred Entity within the later of ninety (90) days following the Closing and sixty (60) days following the determination of the portion of the Purchase Price allocable to such Later Transferred Entity. With respect to the intercompany notes or receivables between any Seller, Seller Affiliate or Seller Parent and such Later Transferred Entity, Sellers, prior to the transfer of any such Later Transferred Entity to Buyer, shall and shall cause the Later Transferred Entities, to complete the steps set forth on Schedule 8 attached hereto (the “Intercompany Transaction Steps”). Any consideration paid by DMFC II to DM Colombia in as reflected in Step 3 of the Intercompany Transaction Steps shall result in an increase in the Purchase Price.

SECTION 12. Wind-Down Contracts. Buyer and Seller Parent acknowledge that the Contracts set forth on Schedule 9 attached hereto, which Sellers are retaining following the Closing and which would, but for Sellers retaining them, be required to be assumed by Buyer in order for Buyer to fulfill its obligations under the Wind-Down Transition Services Agreement (“Wind-Down Contracts”). Notwithstanding anything to the contrary set forth in the Agreement, Buyer and Seller Parent hereby agree that Buyer shall be responsible and shall reimburse Sellers for any and all costs, expenses, fees and other amounts incurred by any Seller, arising out of or related to Wind-Down Contracts.

SECTION 13. Agreement in Full Force and Effect. Except as expressly provided hereby, this Amendment shall not constitute a waiver or amendment of any term or condition of the Agreement, or the documents delivered pursuant thereto, and all such terms and conditions shall remain in full force and effect and are hereby ratified and confirmed in all respects. Upon the execution hereof, this Amendment and the Agreement shall constitute one agreement. On and after the date hereof, each reference in the Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Agreement, shall mean and be a reference to the Agreement and each reference to the Agreement in any other agreements, documents or instruments executed and delivered pursuant to or in connection with the Agreement shall be deemed to mean and be a reference to the Agreement as amended hereby.

SECTION 14. Governing Law. This Amendment and all disputes, claims and causes of action (whether in contract or tort) arising out of, relating to or in connection with this Amendment, or the negotiation, execution or performance of this Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, including with respect to the application of the State of Delaware’s statute of limitations to any such disputes, claims or causes of action, without regard to the conflicts of law rules of such State.

SECTION 15. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of a .pdf version (or other electronic means) of one or more signatures to this Amendment shall be deemed adequate delivery for purposes of this Amendment. This Amendment shall become effective when each Party shall have received a counterpart hereof signed by the other Parties.

(signature pages follow)

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

BUYER:

DEL MONTE FRESH PRODUCE COMPANY

By:	/s/ Mohamad Abbas
Name: Mohamad Abbas
Title: EVP Chief Operating Officer

[Signature Page to Amendment to Asset Purchase Agreement]

SELLER PARENT:

DEL MONTE FOODS HOLDINGS LIMITED

By:	/s/ Greg Longstreet
Name: Greg Longstreet
Title: President

[Signature Page to Amendment to Asset Purchase Agreement]